UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

50 E-Business Way, Suite 400

Sharonville, Ohio 45241

Multi-Color Corporation 401(k) Savings Plan

Financial Statements

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Multi-Color Corporation 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), and delinquent participant contributions as of December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 26, 2009

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$87,246	$44,668
Investments, at fair value:
Multi-Color Corporation common stock	3,950,478	7,381,142
Money market fund	1,713,392	980,637
Mutual funds	10,434,161	15,775,658
Participant loans	1,244,915	1,114,142

Total investments	17,342,946	25,251,579

Contributions receivable - employer	—	32,613

TOTAL ASSETS	17,430,192	25,328,860

LIABILITIES
Excess contributions payable	(44,182)	(9,511)
Distributions payable	—	(17,105)

Net assets available for plan benefits	$17,386,010	$25,302,244

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:
Employee contributions	$2,358,788
Employer contributions	891,654
Rollover contributions	255,713
Dividend and interest income	704,544

Total additions	4,210,699

Deductions to net assets attributed to:
Net depreciation in fair value of investments	9,949,427
Benefits paid	2,165,098
Administrative expenses	12,408

Total deductions	12,126,933

Net decrease	(7,916,234)

Net assets available for plan benefits:
Beginning of year	25,302,244

End of year	$17,386,010

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A – SUMMARY OF ACCOUNTING POLICIES

A summary of the Multi-Color Corporation 401(k) Savings Plan’s (the Plan) significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1. Plan Description

The Plan is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

General - The Plan became effective on April 1, 1994 and covers substantially all U.S. based full-time employees of Multi-Color Corporation (the Company). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently at one-half the voluntary contribution, up to 5% of such voluntary contributions for eligible union employees at the Norway, Michigan plant and 6% of such voluntary contributions for all other employees. Provided the Norway plant meets specific target requirements at the end of each year, those eligible union employees will receive an additional contribution equal to 3% of their eligible 401(k) earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2008 and 2007.

During 2008, the Plan was amended as follows:

•	Exclude full time college students from eligibility for participation effective March 1, 2008

•

Exclude as compensation those earnings that are taxable fringe benefits. Those include, but are not limited to: on-the-spot awards, significant achievement awards and various gift cards effective August 1, 2008.

Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings and charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and administrative expenses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any), are allocated based on compensation.

Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2008 and 2007

NOTE A – SUMMARY OF ACCOUNTING POLICIES (continued)

1. Plan Description (continued)

Loan Provisions - Participants may borrow funds from the vested portion of their account. The maximum loan amount available to an eligible participant is 50% of the vested account balance; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant loans bear interest at the market rate as determined by the Plan administrator.

Payment of Benefits - Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances less than $1,000. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

Expenses of the Plan - The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

Forfeitures - Forfeitures are allocated annually to the participants’ accounts at the Plan year end. Forfeitures to be allocated at December 31, 2008 and 2007 were approximately $49,000 and $41,000, respectively. Total amounts allocated for the year ended December 31, 2008 were approximately $41,000.

2. Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3. Use of Estimates in Financial Statements

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4. Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2008 and 2007

NOTE B – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Approximately 23% and 29% of the Plan’s investments were in Multi-Color Corporation common stock at December 31, 2008 and 2007, respectively. The decrease in the value of the Company’s stock caused the value of the Plan’s net assets to decrease significantly during 2008.

The investment options available during 2008 included the following:

American Beacon Large Cap Value Fund

American Funds – Bond Fund

American Century Equity Growth Fund

Baron Small Cap Fund

BlackRock Index Equity Fund

BlackRock Money Market Fund

Fidelity Advisor Mid-Cap Fund

Fidelity Advisor Strategic Income Fund

Growth Fund of America

Janus Advisor Balanced Fund

Janus Advisor International Growth Fund

Multi-Color Corporation Common Stock

Royce Opportunity Fund

Third Avenue Value Fund

T. Rowe Price 2010 Retirement Fund

T. Rowe Price 2020 Retirement Fund

T. Rowe Price 2030 Retirement Fund

T. Rowe Price 2040 Retirement Fund

T. Rowe Price 2050 Retirement Fund

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2008 and 2007

NOTE B – INVESTMENTS (continued)

The following investments are in excess of five percent of net assets available for Plan benefits as of December 31:

	2008	2007
Participant Loans	$1,244,915	$1,114,142
BlackRock Index Equity Fund (77,398 and 75,342 units, respectively)	1,330,478	2,110,334
BlackRock Money Market Fund (1,095,029 and 643,083 units, respectively)	1,713,392	980,637
Fidelity Advisor Mid-Cap Fund (176,824 and 174,850 units, respectively)	1,975,121	4,129,946
Janus Advisor Balanced Fund (82,592 and 66,411 units, respectively)	1,728,645	1,739,964
Janus Advisor International Growth Fund (46,225 and 37,805 units, respectively)	1,243,914	2,435,398
Multi-Color Corporation Common Stock (249,715 and 268,698 units*, respectively)	3,950,478	7,381,142
* Multi-Color Corporation Common Stock units have been adjusted to reflect the 3-for-2 stock split effective September 17, 2007.

The Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows:

2008
Mutual Funds	$(6,914,949)
Common Stock	(3,034,478)

Total	$(9,949,427)

NOTE C – PRIORITIES UPON TERMINATION OF THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE D –TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained a determination letter dated November 21, 2001 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

NOTE E – RELATED PARTY TRANSACTIONS

Certain plan investments held during the years ended December 31, 2008 and 2007 include shares of the Company’s common stock and therefore, these transactions qualify as related party transactions. The Plan did not pay any fees in 2008 for investment management services.

NOTE F – FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). The Plan adopted SFAS 157 on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any additional fair value measurements. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, SFAS 157 provides a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1 - Quoted market prices in active markets for identical assets and liabilities

•	Level 2 - Observable inputs other than quoted market prices in active markets for identical assets and liabilities

•	Level 3 - Unobservable inputs

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Investments measured at fair value are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2008 Using:			Total Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds	$10,434,161	$—	$—	$10,434,161
Multi-Color Corporation common stock	3,950,478	—	—	3,950,478
BlackRock money market fund	1,713,392	—	—	1,713,392
Participant loans	—	—	1,244,915	1,244,915

Total investments	$16,098,031	$—	$1,244,915	$17,342,946

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3):
	Beginning Fair Value	Realized Gains and Losses	Unrealized Gains and Losses	Purchases, Issuances, Settlements, Net	Ending Fair Value
Participant loans	$1,114,142	$—	$—	$130,773	$1,244,915

SUPPLEMENTAL INFORMATION

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4a -

Schedule of Delinquent Participant Contributions

December 31, 2008

Total that constitutes non-exempt prohibited transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$6,501	$—	$6,501	$—	$—

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	BlackRock Money Market Fund	Money Market	$1,713,392
	American Beacon Large Cap Value Fund	Mutual Fund	77,061
	American Century Equity Growth Fund	Mutual Fund	641,258
	American Funds – Bond Fund	Mutual Fund	851,527
	Baron Small Cap Fund	Mutual Fund	145,169
	BlackRock Index Equity Fund	Mutual Fund	1,330,478
	Fidelity Advisor Mid-Cap Fund	Mutual Fund	1,975,121
	Fidelity Advisor Strategic Income Fund	Mutual Fund	543,609
	Growth Fund of America	Mutual Fund	179,622
	Janus Advisor Balanced Fund	Mutual Fund	1,728,645
	Janus Advisor International Growth Fund	Mutual Fund	1,243,914
	Royce Opportunity Fund	Mutual Fund	143,148
	Third Avenue Value Fund	Mutual Fund	220,760
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	171,290
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	262,549
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	359,192
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	550,069
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	10,749
*	Multi-Color Corporation Common Stock	Common Stock	3,950,478

*	Participant Loans	Interest rates ranging from 4.25% to 9.25%, maturing through 2014	1,244,915

			$17,342,946

*	Indicates related-party

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

Date: June 26, 2009	By:	/s/ Dawn H. Bertsche
Dawn H. Bertsche Senior Vice President Finance, Chief Financial Officer and Secretary